October 6, 2023

Division of Corporate Finance
Office of Crypto Assets
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:     Greenidge Generation Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 31. 2023
Form 10-Q for the Period Ending March 31, 2023
Filed May 15, 2023
File No. 001-40808

Dear Mr. Irving:

We are in receipt earlier today of your letter, dated August 23, 2023 (the “Letter”), addressed to Mr. Bob Loughran, Chief Financial Officer of Greenidge Generation Holdings Inc. (“Greenidge” or the “Company”) which sets forth comments of the staff of the Division of Corporation Finance (the “Staff”) with respect to our August 3, 2023 response to the Staff’s comment letter dated July 6, 2023.

The Letter asked for a response within ten (10) business days, i.e., by September 7th; however, as we did not receive the Letter until today (as noted above), the Company was unable to submit a response within the aforementioned ten (10) business day period.

Accordingly, the Company respectfully requests an extension to October 19, 2023, for the Company to respond to the Letter. This would allow the Company sufficient time to review its proposed responses with all of the appropriate parties prior to submitting its written response to the Staff.

We appreciate the Staff's consideration of our request. Please feel free to contact James Clifford, Greenidge’s Corporate Controller, at (617) 460-5245 or the undersigned at (203) 554-8351.

Sincerely,
/s/ Robert Loughran
Robert Loughran
Chief Financial Officer, Greenidge Generation Holdings Inc.

Division of Corporate Finance
Office of Crypto Assets

October 6, 2023

cc: Michelle Miller, United States Securities & Exchange Commission
David Anderson, Chief Executive Officer, Greenidge Generation Holdings Inc.
Isaac Peace, Engagement Partner, Armanino LLP
Leah Gonzales, Engagement Partner, MaloneBaileyLLP
4877-5872-8816, v. 2